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SEC
Mail Processing
Section

MAY 12 2008

Washington, DC
105

08031699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

272 Avenue Road
(No. and Street)

Toronto (City) Ontario, CAN (State) M4V 2G7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slater, Leslie, Anne, CA.
(Name – *if individual, state last, first, middle name*)

3219 YONGE ST, STE 364 (Address), TORONTO (City) ONTARIO, CAN (State) M4N 2S1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions. Canadian CA.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAY 20 2008
THOMSON REUTERS

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OATH OR AFFIRMATION

I, Leslie Anne Slater, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc., as of February 22, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chartered Accountant.

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SETTER CAPITAL INC.

FINANCIAL STATEMENTS

December 31, 2007

SETTER CAPITAL INC.

December 31, 2007

Contents

Leslie Slater, CA, MBA
Chartered Accountant
3219 Yonge Street
Suite 364
Toronto, Ontario
CANADA
M4N 2S1
Tel: (416) 480-0886
Fax: (416) 481-7580

Auditor's Report

To the Shareholder and Director of Setter Capital Inc.

I have audited the balance sheet of Setter Capital Inc. as at December 31, 2007 and the statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Toronto, Ontario
February 22, 2008

Leslie Slater, Chartered Accountant

SETTER CAPITAL INC.

Statement of Financial Condition

As at December 31, 2007

(In US dollars)

		2007
Assets		
Cash	$	100,624
Receivable from customers		134,100
Prepaid		10,210
Capital assets (net of $704 accumulated amortization)		1,861
	$	**246,795**
Liabilities and Stockholders' Equity		
Liablities		
Accounts payable, accrued expenses, and other liabilities	$	29,712
Income taxes payable		28,121
Due to shareholder		24,554
		82,387
Stockholders' Equity		
Common Shares, authorized unlimited shares, issued 1,000 shares (Note 5)		81,450
Retained Earnings		82,958
		164,408
	$	**246,795**

The accompanying notes are an integral part of these financial statements.

SETTER CAPITAL INC.

Statement of Income

For the Year Ended December 31, 2007

(In US dollars)

	2007
Revenue	
Commissions	$ 134,100
Interest and dividends	2,185
Other income	41,847
	178,132
Expenses	
Employee compensation and benefits	24,375
Occupancy	9,289
Communications and data processing	10,020
Other expenses	16,223
	59,907
Income before Income Tax	**118,225**
Provision for Income Tax	**28,121**
Net Income	**90,104**
Basic and diluted earnings per share	**$ 90.10**

The accompanying notes are an integral part of these financial statements.

SETTER CAPITAL INC.

Statement of Retained Earnings

For the year ended December 31, 2007

(In US Dollars)

	2007
Retained earnings, opening	(7,146)
Net income	90,104
Retained earnings, closing	82,958

The accompanying notes are an integral part of these financial statements.

SETTER CAPITAL INC.

Statement of CashFlows

For the year ended December 31, 2007

(In US Dollars)

	2007
Cash Provided from Operating Activities	
Net Income	$ 90,104
Items not requiring an outlay of cash:	
Amortization	704
	90,808
Changes in Non-Cash Working Capital	
Accounts receivable	(134,100)
Prepaids	(10,210)
Accounts payable and accrued charges	29,712
Taxes payable	28,121
	(86,477)
Cash flows from Operating Activities	**4,331**
Cash Flows from Financing Activities	
Notes payable to shareholders	18,568
Cash Flows Provided by Financing Activities	**18,568**
Cash Flows From Investing Activities	
Additions to property, plant and equipment	(2,563)
Cash flows Used in Investing Activities	**(2,563)**
Net Increase in Cash and Cash Equivalents	**20,336**
Net Cash and Cash Equivalents, beginning of year	**80,290**
Net Cash and Cash Equivalents, end of year	**$ 100,626**

The accompanying notes are an integral part of these financial statements

1. Background Information

Setter Capital Inc. (the Company) was formed January 31, 2006. The Company is a broker dealer specializing in investment banking and is a member of the Financial Industry Reporting Authority. As of February 23, 2007, the company became a registered broker-dealer.

2. Significant accounting policies

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents consist of all highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business.

The majority of cash is maintained with a major financial institution in Canada. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Accounts receivable consists primarily of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2007.

Property and equipment are recorded at cost. Depreciation is calculated by the declining balance method at rates calculated to write-off the assets over their estimated useful lives of the assets, typically three to five years.

Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

3. Economic Dependency - Major Customers

For the year ended December 31, 2007, investment banking revenues from two customers made up the full $134,100, or 100 percent of total customer revenues for the year ended December 31, 2007. All of these revenues were in accounts receivable at December 31, 2007 but were received in January 2008. The expenses of the Company are minimal and are funded by the shareholder. The Company, therefore, is not economically dependent on any one customer or group of customers.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of agregate indebtedness to net capital, both as defined, shall not exceed 8-to-1. At December 31, 2007, the Company has net capital of $14,023, which was $3,725 in excess of its required net capital of $10,298. The Company`s net capital ratio was 5.88-to-1.00.

5. Shareholder's Equity

Stated Capital

Authorized	Unlimited number of common shares	
Issued	1000 common shares	81,450

6. Lease Commitments

Under the terms of a lease agreement, the Company will be required to make annual rental payments as follows:

2008	$20,400
2009	$20,750
2010	$21,350
2011	$21,600
2012	$14,400

7. Related Party Transactions

The Company's sole shareholder also owns 90% of PTM Capital Inc., a Canadian company in the business of providing research for financial institutions involved in private equity, and controls 100% of McGrath Brothers Holdings Inc., an inactive Canadian company involved in the franchise business. There were no transactions between these companies.

The sole shareholder uses his personal credit card for facilitating company transactions and this forms part of the shareholder loans to the company totalling $24,554USD at December 31, 2007. The sole shareholder employed his brother at the year-end and there is a bonus accrued to him in the accounts payable, accrued expenses and other liabilities of $20,176USD. The shareholder had also employed another brother during the year and paid him $5625USD. These amounts were not necessarily indicative of amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

There are no other related party transactions.

8. Financial Instruments

Credit risk management

The company is exposed to credit risk on the accounts receivable from its customers. The carrying value of accounts receivable and accounts payable approximate their fair value because of the near-term maturity of those instruments.

SETTER CAPITAL INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Schedule I

(In US Dollars)

	2007
Net Capital	
Total member's equity	$ 164,408
Total capital and allowable member's equity qualified for net capital	164,408
Deductions and/or charges:	
Non-allowable assets:	
Account Receivable	134,100
Property and equipment, net of accumulated depreciation	1,861
Other assets (prepaid expenses)	10,210
Total deductions and/or charges	146,171
Net capital before haircuts on foreign currency	18,237
Less: Haircuts on foreign currency	4,214
Net capital	$ 14,023
Aggregate indebtdness	
Items included in statements of financial conditions:	
Accounts payable, accrued expenses, and other liabilities	$ 82,387
Computation of basic net capital requirements	
Minimum net capital required (based on 12-1/2% of aggregate indebtedness	$ 10,298
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital required (greater of above)	$ 10,298
Excess capital	$ 3,725
Ratio: Aggregate indebtedness to net capital	5.88 : 1.00

See Reconciliation for Material Differences from the Company's computation.

Reconciliation of Company Computation of Net Capital and Aggregater Indebtedness to Computation per Audited Financial Statements

Reconcilation of Net Capital

Company Computation (per Dec 31, 2007 Focus Report)	$ 28,986
Adjustments:	
Exchange adjustments	3,926
Additional in expenses payable	11,037
Net Capital as calculated above	$ 14,023

Reconciliation of Aggregate Indebtedness

Company Computation (per Dec 31, 2007 Focus Report)	$ 62,995
Adjustments:	
Foreign exchange adjustments	8,355
Increase in accrued liabilities resulting from accounting accrual	9,450
Increase in loans from shareholder	1,587
Aggregate Indebtedness as calculated above	$ 82,387

Read independent auditors' report on financial statements.

SETTER CAPITAL INC.

Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3 and
Information Relating to the Possession or Control Requirements
Under Securities and Exchange Commision Rule 15c3-3

December 31, 2007

Schedule II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operation under K(2)(i) exemption.

SETTER CAPITAL INC.

Report on Internal Control Required

by SEC Rule 17a-5 for a Broker-Dealer

Claiming an Exemption form SEC Rule 15c3-3

The Shareholder and Board of Directors

Setter Capital Inc.
272 Avenue Road
Toronto, ON M4V 2G7

In planning and performing our audit of the financial statements and supplemental schedules of Setter Capital Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities unde Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibiity, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures lited in the preceding paragraph.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of perfoming their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securites, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph on this report are considered by the SEC to be adequate for its purposes in accordance with the Ssecurities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toronto, Ontario
February 22, 2008

Leslie Slater, Chartered Accountant

END